FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

November 17, 2003

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs
Route Nationale 34
77144 Chessy
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A.

Reports Fiscal Year 2003 Annual Results

(Marne-la-Vallée, November 17, 2003), Euro Disney S.C.A., the operating company of Disneyland Resort Paris, reported today its consolidated financial results for the fiscal year ended September 30, 2003.

Revenues for the year decreased 2.1% to total € 1,053.1 million.  The reduced revenues reflect a prolonged downturn in European travel and tourism, strikes and work stoppages throughout France during the year, combined with challenging general economic conditions in its key markets, partially offset by the impact of a full year of Walt Disney Studios Park.

Excluding the impact of the Company’s fiscal year 2003 change in accounting principle for major fixed asset renovations discussed below (the “Accounting Change”), operating margin (earnings before lease and financial charges and exceptional items) for the year declined 18.6% to € 143.0 million and the net loss increased from € 33.1 million to € 45.4 million.

On an as-reported basis, operating margin decreased 24.6% to € 132.4 million from € 175.7 million in the prior year. After lease and net financial charges and exceptional items, the Group’s net loss totalled € 56.0 million.

The increased loss reflects disappointing revenues, higher direct operating costs due to the full year operations of Walt Disney Studios Park, and higher advertising costs during the first semester, partially offset by lower royalties and management fees following the waiver of the payment of these fees by The Walt Disney Company (“TWDC”) for the last three quarters of fiscal year 2003.

Operating Indicators:

		Year ended September 30,		Variation
		2003	2002	Amount	Percent

Theme Park guests (in millions) (1)		12.4	13.1	(0.7)	(5.3)%

Theme Park spending per guest (2)	(in €)	40.7	40.1	0.6	1.5%

Hotel occupancy rate (3)		85.1%	88.2%		(3.1	)ppt

Hotel total spending per room (4)	(in €)	183.5	175.1	8.4	4.8%

(1) Includes Disneyland Park and, from March 16, 2002, Walt Disney Studios Park.

(2) Average daily admission price and spending on food, beverage and merchandise sold in the Theme Parks, excluding VAT.

(3) Average daily rooms sold as a percentage of total room inventory (total room inventory is approximately 5,800 rooms).

(4) Average daily room price and spending on food, beverage and merchandise sold in hotels, excluding VAT.

•                  RESORT SEGMENT REVENUES DECREASED FROM € 1,048.7 MILLION TO € 1,029.5 MILLION, A DECREASE OF 1.8%.

Theme park revenues decreased 3.3 % to € 508.5 million from € 526.0 million in the prior year as a result of lower admissions revenues driven by a 5.3% decrease in theme park guests, partially offset by higher park admission prices.  Merchandise and food and beverage revenues in the Theme Parks also decreased primarily as a result of lower total theme park attendance, partially offset by higher food and beverage spending per guest.

Hotel and Disney Village revenues increased 1.2 % to € 416.7 million from € 411.7 million in the prior year, reflecting a 4.8% increase in daily average guest spending per room, partially offset by a 3.1 percentage point decrease in hotel occupancy, which averaged 85.1% during the year.  Disney Village revenues increased 1% from the prior year.

Other Revenues (which primarily include participant sponsorships, transportation and other travel services sold to guests) decreased € 6.7 million to € 104.3 million, reflecting primarily lower participant sponsorship revenues.

•                  REAL ESTATE DEVELOPMENT SEGMENT REVENUES TOTALLED € 23.6 MILLION COMPARED TO € 27.3 MILLION IN THE PRIOR YEAR.

As planned, revenues from Real Estate Development activities decreased from the prior year.  Real Estate Development revenues in fiscal year 2003 included primarily commercial and residential land sale transactions.  In addition, revenues included ground lease income and fees earned related to conceptualisation and development assistance services provided to third-party developers that have signed contracts to either purchase or lease land on Disneyland Resort Paris site for development.

•                  OPERATING MARGIN DECREASED DESPITE COST CONTROL FOCUS.

Operating margin for the year decreased in both the Resort and Real Estate operating segments.  Resort Segment margin without the Accounting Change was € 132.7 million, reflecting a decrease of € 30.9 million, while the Real Estate Development Segment decreased € 1.8 million to € 10.3 million. Given the successful completion of most of the additional hotel capacity projects and other commercial and residential sales to third-party developers, management expects the real estate development operating margin to decrease next year, reflecting reduced sales activity.

Total costs and expenses before the Accounting Change were € 910.1 million in fiscal year 2003 compared to € 900.3 million in the prior year, an increase of € 9.8 million.  This increase in costs and expenses related to increased direct operating costs (+ € 12.5 million), increased marketing, general and administrative expenses (+ € 13.8 million), and increased depreciation and amortisation expenses (+ €10.9 million), partially offset by decreased royalties and management fees (- € 27.4 million).

The direct operating costs increase before the Accounting Change reflected a full year of additional labour and other expenses of Walt Disney Studios Park, partially offset by decreased cost of sales.

Marketing and sales expenses increased € 9.8 million, reflecting an increase that occurred primarily during the first half of fiscal year 2003.  General and administrative expenses before the Accounting Change increased € 4.0 million reflecting increased labour and other expenses.

Depreciation and amortisation before the Accounting Change increased € 10.9 million, primarily reflecting additional depreciation related to Walt Disney Studios Park.

Royalties and management fees totalled € 8.1 million, € 27.4 million lower than the previous year, reflecting the March 28, 2003 waiver by TWDC of these fees for the last three quarters of fiscal year 2003. In fiscal year 2004, royalties will be reinstated to their full contractual rates (fiscal year 1999 through 2003 rates were reduced to half of their original levels as a result of the 1994 financial restructuring); however, payment for 2004 royalties will not be due until the first quarter of fiscal year 2005 due to the waiver agreement.

•                  LEASE AND NET FINANCIAL CHARGES TOTALLED € 200.3 MILLION, AN INCREASE OF € 29.5 MILLION, DUE PRIMARILY TO SCHEDULED LEASE PAYMENTS.

Lease and net financial charges increased to € 200.3 million from € 170.8 million.  This increase was primarily attributable to:

•                  Planned increases in lease rental expense related to principal repayments on the debt of the financing companies from which the Group leases a significant portion of its operating assets (€ 18.2 million),

•                  Increased interest based expenses of € 9.5 million as compared to the prior year, during which € 9.2 million of interest was capitalised into the cost of Walt Disney Studios Park.

•                  EXCEPTIONAL INCOME TOTALLED € 11.9 MILLION COMPARED TO EXCEPTIONAL EXPENSES OF € 38.0 MILLION IN THE PRIOR YEAR.

In fiscal year 2003, the Company sold three apartment developments used to provide housing to employees within close proximity to the site.  The transaction generated € 34.1 million in net sale proceeds and a gain of € 11.0 million.  The Company continues to operate the apartment developments under leases with the buyers.

In fiscal year 2002, the Company incurred € 37.2 million of pre-opening expenses related to Walt Disney Studios Park, which opened to the public on March 16, 2002.  These expenses included the costs of hiring and training employees for Walt Disney Studios Park during the pre-opening period as well as the costs of the pre-opening advertising campaigns and the media events that took place throughout February and March 2002.

Cash Flows:

As of September 30, 2003, cash and cash equivalents totalled € 46.0 million, an increase of € 24.7 million from the prior year end balance.  Specifically, this increase in cash resulted from:

•	Cash Flows from Operating Activities	€88.1	million
•	Cash Flows used in Investing Activities	€(28.8)	million
•	Cash Flows used in Financing Activities	€(34.6)	million

Cash flows from operating activities increased to € 88.1 million from € 48.7 million in the prior year primarily as a result of changes in working capital, partially offset by lower net results.

Cash flows used in investing activities totalled € 28.8 million reflecting € 72.9 million of capital investment expenditures, partially offset by € 45.4 million of cash proceeds from the sale of fixed assets.  Capital investment expenditures related primarily to construction costs of Walt Disney Studios Park, the transformation of an existing Disney Village restaurant into King Ludwig’s Castle, featuring authentic German cuisine, completion of the Fantillusion parade, which had its debut at Disneyland Park this year, and various improvements to the existing asset base.  Proceeds from the sale of fixed assets reflected the sale of three apartment developments discussed above, as well as certain of the bungalows at the Davy Crockett Ranch, which are now under lease by the Company.

Cash flows used in financing activities totalled € 34.6 million reflecting increased debt and other security deposits in the amount of € 59.6 million and debt repayments of € 15.0 million, partially offset by € 40.0 million of drawings under the € 167.7 million TWDC line of credit, thereby bringing the outstanding balance of the credit line as of September 30, 2003 to € 102.5 million.

Change in Accounting Principle:

Under the Company’s new policy, effective October 1, 2002, the costs of major fixed asset renovations are no longer capitalised and amortised over five years, but are instead accrued in advance on a straight-line basis as operating expense during the period between planned renovations.

The Company adopted this change in accounting as a result of a change in generally accepted accounting principles in France, and the retroactive impact on prior years of this change was recorded as a charge to equity. As a result of this change, fiscal year 2003 operating expenses increased by € 10.6 million, reflecting a € 20.0 million increase in the provision for major fixed asset renovations, offset by € 9.4 million reduced amortisation expenses related to deferred fixed asset renovation costs.

To enhance comparability between fiscal periods, Exhibit 2 displays the Consolidated Statement of Income for the year ending September 30, 2003 showing balances without the impact of the Accounting Change and reconciling those balances to the Consolidated Statements of Income.

Outlook for Fiscal Year 2004 - Financial Negotiations

On November 3, 2003, the Company obtained waivers from its lenders, effective through March 31, 2004, with respect to certain financial covenants and other obligations, including a reduction in certain security deposit requirements.

The purpose of this agreement is to give management, the lenders and TWDC time to find resolution regarding the Company’s financial situation.  The Company has prepared its financial reports for fiscal year 2003 assuming the success of these negotiations. Absent such a timely resolution, the waivers would expire and management believes the Company would then be unable to meet all of its debt obligations.  The Company’s statutory auditors have included an explanatory paragraph regarding this issue in their audit report of fiscal year 2003.

In addition, TWDC agreed to provide the Company a new € 45 million subordinated credit facility, which can be drawn upon through March 31, 2004, but only after the existing € 167.7 million standby facility provided by TWDC is fully drawn.  If amounts were drawn, repayment would be subject to the Company’s meeting certain financial thresholds or to the prior repayment of all of the Company’s existing debt to its lenders.

The Company’s management believes that the waivers will allow time for the parties to develop a mutually acceptable resolution to the Company’s future financing needs.

André Lacroix, Chairman and Chief Executive Officer of Euro Disney S.A., said:

Fiscal year 2003 was a particularly difficult year for the tourism industry.  As the leader in the destination resort market in Europe, our Company was not immune to the difficulties that all operators experienced, and our results reflect this year’s unusual circumstances.  Disneyland Resort Paris remains without a doubt the number one tourist destination in Europe, due to our unique product offer and high guest satisfaction rates.  Growth in the theme park market should continue to provide Disneyland Resort Paris significant opportunity.

Fiscal year 2004 will be impacted by two major factors:

•                  the implementation of a new European marketing strategy that is innovative and adapted to changing consumer behaviour, and

•                  the negotiations for a new financial structure designed to meet our long-term objectives.

I believe in our future. Disneyland Resort Paris is and will remain the only truly magical destination in Europe.

Corporate Communication	Investor Relations
Philippe Marie	Sandra Picard-Ramé
Tel: +331 64 74 59 50	Tel: +331 64 74 56 28
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail: philippe.marie@disney.com	e-mail: sandra.picard@disney.com

Next Scheduled Release: First Quarter Earnings in mid-January 2004

Additional Financial Information can be found on the internet at www.eurodisney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

Euro Disney S.C.A. and its subsidiaries operate the Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms, two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land.   Euro Disney trades in Paris (SRD), London and Brussels.

Attachments:	Exhibit 1 and 1a	—	As-reported Income Statement and Selected Information
	Exhibit 2	—	Income Statement and Selected Information before Accounting Change

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made.  Actual results may differ materially from those expressed or implied.  Such differences may result from actions taken by the Company, as well as from developments beyond the Company’s control, including changes in political or economic conditions.  Other factors that may affect results are identified in the Company’s documents filed with the U.S. Securities and Exchange Commission.  The Company does not undertake, nor does it have any obligation, to provide, update or revise any forward-looking statements.

EXHIBIT 1

EURO DISNEY S.C.A. Group

Fiscal Year 2003 Results Announcement

As-Reported

CONSOLIDATED STATEMENTS OF INCOME

	Year ended September 30,		Variation
(€ in millions)	2003	2002	Amount	%

Revenues	1 053.1	1 076.0	(22.9)	(2.1)%

Costs and Expenses	(920.7)	(900.3)	(20.4)	2.3%

Income before Lease and Net Financial Charges	132.4	175.7	(43.3)	(24.6)%

Lease rental expense	(193.8)	(188.8)	(5.0)	2.6%
Financial income	49.0	59.1	(10.1)	(17.1)%
Financial expense	(55.5)	(41.1)	(14.4)	35.0%
Lease and Net Financial Charges	(200.3)	(170.8)	(29.5)	17.3%

Income (loss) before Exceptional Items	(67.9)	4.9	(72.8)	—

Exceptional income (loss), net	11.9	(38.0)	49.9	—

Net Loss	(56.0)	(33.1)	(22.9)	69.2%

OTHER DATA

	Year ended September 30,		Variation
(€ in millions)	2003	2002	Amount	%
Selected Income Statement and Cash Flow Data:
Operating Margin (1)	132.4	175.7	(43.3)	(24.6)%
Operating Margin excluding depreciation and amortisation	198.0	239.8	(41.8)	(17.4)%
Cash Flow from Operations	88.1	48.7	39.4	80.9%

	September 30,		Variation
(€ in millions)	2003	2002	Amount	%
Selected Balance Sheet Data:
Total Assets	2 583.6	2 708.6	(125.0)	(4.6)%
Total Shareholders’ Equity / Quasi-Equity	1 237.2	1 397.6	(160.4)	(11.5)%
Borrowings (2)	806.4	781.4	25.0	3.2%

Borrowings including unconsolidated Financing Companies	2 207.3	2 219.8	(12.5)	(0.6)%

(1)          Operating Margin represents Income before Lease and Net Financial Charges and Exceptional Items.

(2)          Excluding Accrued Interest and including the TWDC line of credit in the amount of € 102.5 million and € 62.5 million for fiscal years 2003 and 2002, respectively.

EXHIBIT 1a

EURO DISNEY S.C.A. Group

Fiscal Year 2003 Results Announcement

As-Reported

REPORTED SEGMENTS

	Year ended September 30,		Variation
(€ in millions)	2003	2002	Amount	%
Segment Revenues
Theme Parks	508.5	526.0	(17.5)	(3.3)%
Hotels and Disney Village	416.7	411.7	5.0	1.2%
Other	104.3	111.0	(6.7)	(6.0)%
Resort Activities	1 029.5	1 048.7	(19.2)	(1.8)%

Real estate development activities	23.6	27.3	(3.7)	(13.6)%

Total Revenues	1 053.1	1 076.0	(22.9)	(2.1)%

Segment Costs and Expenses
Resort activities	(907.4)	(885.1)	(22.3)	2.5%
Real estate development activities	(13.3)	(15.2)	1.9	(12.5)%
Total Costs and Expenses	(920.7)	(900.3)	(20.4)	2.3%

Segment Income before Lease and Net Financial Charges
Resort activities	122.1	163.6	(41.5)	(25.4)%
Real estate development activities	10.3	12.1	(1.8)	(14.9)%
Total Income before Lease and Net Financial Charges	132.4	175.7	(43.3)	(24.6)%

COSTS AND EXPENSES BY CATEGORY

	Year ended September 30,		Variation
(€ in millions)	2003	2002	Amount	%
Direct operating costs (1)	645.3	613.3	32.0	5.2%
Marketing and sales expenses	105.2	95.4	9.8	10.3%
General and administrative expenses	96.5	92.0	4.5	4.9%
Depreciation and amortisation	65.6	64.1	1.5	2.3%
Royalties and management fees	8.1	35.5	(27.4)	(77.2)%
Total Costs and Expenses	920.7	900.3	20.4	2.3%

(1)          Includes operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, renovation expenses, insurance and operating taxes.

LEASE AND NET FINANCIAL CHARGES BY NATURE OF EXPENSE

	Year ended September 30,		Variation
(€ in millions)	2003	2002	Amount	%
Interest based expenses, debt and lease related (1)	96.5	87.0	9.5	10.9%
Interest income on cash and deposit balances	(2.5)	(2.7)	0.2	(7.4)%
Principal repayments included in lease expenses:
- Due to external third parties	37.5	30.3	7.2	23.8%
- Due to Euro Disney Group	52.1	41.1	11.0	26.8%
	89.6	71.4	18.2	25.5%

Other	16.7	15.1	1.6	10.6%
Total Lease and Net Financial Charges	200.3	170.8	29.5	17.3%

(1)          Net of capitalised interest charges of € 0 million and € 9.2 million in fiscal years 2003 and 2002, respectively.

EXHIBIT 2

EURO DISNEY S.C.A. Group
Fiscal Year 2003 Results Announcement
Before Accounting Change *

CONSOLIDATED STATEMENTS OF INCOME

	Year ended September 30,				Variation (before Accounting Change)
(€ in millions)	As Reported 2003	Accounting Change Impact	Before Accounting Change 2003	2002
					Amount	%

Revenues	1 053.1	—	1 053.1	1 076.0	(22.9)	(2.1)%

Costs and Expenses	(920.7)	10.6	(910.1)	(900.3)	(9.8)	1.1%

Income before Lease and Net Financial Charges	132.4	10.6	143.0	175.7	(32.7)	(18.6)%

Lease rental expense	(193.8)	—	(193.8)	(188.8)	(5.0)	2.6%
Financial income	49.0	—	49.0	59.1	(10.1)	(17.1)%
Financial expense	(55.5)	—	(55.5)	(41.1)	(14.4)	35.0%
Lease and Net Financial Charges	(200.3)	—	(200.3)	(170.8)	(29.5)	17.3%

Income (loss) before Exceptional Items	(67.9)	10.6	(57.3)	4.9	(62.2)	—

Exceptional income (loss), net	11.9	—	11.9	(38.0)	49.9	—

Net Loss	(56.0)	10.6	(45.4)	(33.1)	(12.3)	37.2%

COSTS AND EXPENSES BY CATEGORY

(€ in millions)	Year ended September 30,				Variation (before Accounting Change)
	As Reported 2003	Accounting Change Impact	Before Accounting Change 2003	2002
					Amount	%

Direct operating costs (1)	645.3	(19.5)	625.8	613.3	12.5	2.0%
Marketing and sales expenses	105.2	—	105.2	95.4	9.8	10.3%
General and administrative expenses	96.5	(0.5)	96.0	92.0	4.0	4.3%
Depreciation and amortisation	65.6	9.4	75.0	64.1	10.9	17.0%
Royalties and management fees	8.1	—	8.1	35.5	(27.4)	(77.2)%
Total Costs and Expenses	920.7	(10.6)	910.1	900.3	9.8	1.1%

(1)          Includes operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, renovation expenses, insurance and operating taxes.

*            Information presents the fiscal year 2003 Statement of Income as if the Group had not changed its accounting method for major fixed asset renovations and had continued to use the accounting method applied in fiscal year 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney S.C.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By its Gerant, Euro Disney S.A.
Date: November 17, 2003

	By:	/s/ DIANE FUSCALDO

Name: Diane Fuscaldo
Title: Director Corporate Controllership